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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                               dated July 7, 1999

                                BP AMOCO P.L.C.
                (Translation of registrant's name into English)

         BRITANNIC HOUSE, 1 FINSBURY CIRCUS, LONDON, EC2M 7BA, ENGLAND
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                 Form 20-F    X               Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                         Yes ______             No    X

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-9568) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-39075) OF BP AMERICA INC. AND BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-20338) OF BP AMERICA INC. AND BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-29102) OF THE STANDARD OIL COMPANY AND BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP AMOCO p.l.c., AND THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP AMOCO p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
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     The following documents (bearing the exhibit numbers listed below) are furnished herewith and made part of this Report pursuant to the General Instructions for Form 6-K.

EXHIBITS

1.   Revised Summarized Financial Information.

2. Revised Management's Discussion and Analysis of Financial Condition and Results of Operations.

3. Restated Financial Statements for the year ended December 31, 1998, including Schedule II Valuation and Qualifying Accounts, and Computation of Ratio of Earnings to Fixed Charges.

     All three exhibits were revised consequent upon adoption of FRS 12 with retroactive restatement of prior periods.

     The Financial Statements included in Exhibit 3 have also been amended to correct reserve information. The proved reserves for associated undertakings have been revised to exclude reserves in Abu Dhabi which, if recent production levels were to continue, would not be fully recovered during the periods of the concessions. The reserve information contained in the financial statements in this Report on Form 6-K supersedes the reserve information contained in the financial statements in the 1998 Annual Report on Form 20-F.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                BP AMOCO P.L.C.
                                  (Registrant)

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Dated July 7, 1999                                 By /s/ G. E. YOUNG
                                                      -----------------------------------------
                                                      G.E. Young
                                                      Assistant Secretary
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